February 27, 2019

VIA EDGAR

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Dorrie Yale

Re:	Hennessy Capital Acquisition Corp. IV Form S-1 Registration Statement File No. 333-229608

Dear Ms. Yale:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), each of the undersigned, for itself and the several underwriters, hereby joins in the request of Hennessy Capital Acquisition Corp. IV that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 28, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 3,250 copies of the Preliminary Prospectus dated February 11, 2019 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

NOMURA SECURITIES INTERNATIONAL, INC. STIFEL, NICOLAUS & COMPANY, INCORPORATED as Representatives of the Several Underwriters

NOMURA SECURITIES INTERNATIONAL, INC

By:	/s/ Mark Connelly
Name: Mark Connelly
Title: Managing Director, Head of Equity Capital Markets, Americas

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Craig DeDomenico
Name: Craig DeDomenico
Title: Managing Director